Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	State or Other Jurisdiction of Incorporation or Organization
704Games Company	Delaware
MS Gaming Development LLC (1)	Russia
Motorsport Games Limited	United Kingdom
Racing Pro League, LLC	Delaware
Motorsport Games Inc.	Delaware
Motorsport Games Australia PTY LTD	Australia
Le Mans Esports Series Limited	United Kingdom
Studio397 B.V.	Netherlands

(1)	This entity is in the process of being dissolved and is currently dormant.